Exhibit 12

THE TORO COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Not Covered by Report of Independent Registered Public Accounting Firm)

Fiscal Years Ended October 31	2017	2016	2015	2014	2013
Earnings before income taxes	$353,184	$330,460	$291,031	$256,445	$226,713
Plus: fixed charges	28,400	28,123	27,086	23,536	24,343
Earnings available to cover fixed charges	$381,584	$358,583	$318,117	$279,981	$251,056
Ratio of earnings to fixed charges	13.4	12.8	11.7	11.9	10.3

Interest expense	$19,113	$19,336	$18,757	$15,426	$16,210
Rentals (interest factor)	9,287	8,787	8,329	8,110	8,133
Total fixed charges	$28,400	$28,123	$27,086	$23,536	$24,343